
December 1, 2014

Mr. Patrick S. Shannon
Senior Vice President and Chief Financial Officer
Allegion Public Limited Company
Block D
Iveagh Court
Harcourt Road
Dublin 2, Ireland

> **Re: Allegion Public Limited Company**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 10, 2014**
> **File No. 1-35971**

Dear Mr. Shannon:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Review of Business Segments, page 34

1. We note your discussion of segment operating margins. Since segment operating income is the measure of profit and loss that your operating decision maker uses to evaluate the financial performance of the business and as the basis for resource allocation, performance reviews, and compensation, please discuss segment operating income by segment. Also include in each segment discussion a complete discussion of the

reconciling items that apply to the particular segment. In this regard, see Financial Reporting Codification Section 501.06.a, footnote 28. Also include similar disclosures in your Form10-Q.

Notes to the Combined and Consolidated Financial Statements

Note 6 Goodwill, page F-14

2. Tell us your rationale for concluding that the renegotiation of a significant joint venture contract within your Asia Pacific - Other reporting unit and the movement of the related product line to your Americas segment in the third quarter of 2013 were not considered triggering events at the time for purposes of the goodwill impairment test. We note that you waited until the fourth quarter to perform an impairment test. Tell us if the transferred goodwill would have been impaired if the test had been performed at an earlier date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director